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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires:  December 31, 2001
                                       Estimated average burden
                                    .  hours per response      0.5
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                 U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
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(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Gendell         Jeffrey                 L.
- ----------------------------------------------------------------------------
   (Last)          (First)              (Middle)

   200 Park Avenue
   Suite 3900
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                   (Street)

   New York            NY                 10166
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   (City)           (State)               (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   12/28/00
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Westmoreland Coal Company (WLB)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [   ] Director
   [   ] 10% Owner
   [   ] Officer (give title Below)
   [ x ] Other (Specify below)(1)
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
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

                           Table I--Non-Derivative Securities Beneficially Owned

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1. Title of Security        2. Amount of            3. Ownership             4. Nature of Indirect
   (Instr. 4)                  Securities              Form:                    Beneficial
                               Beneficially            Direct (D)               Ownership
                               Owned                   or Indirect              (Instr. 5)
                               (Instr. 4)              (I) (Instr. 5)


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
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   Common Stock, par value
   $2.50 per share
   ("Common Stock")              793,100                     I                      (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).


        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




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FORM 3 (continued)


FORM 3 (continued)


        Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount  4. Conversion or 5. Ownership Form of 6. Nature of
   (Instr. 4)                       Expiration Date          of Securities        Exercise Price   Derivative           Indirect
                                    (Month/Day/Year)         Underlying           of Derivative    Security:            Beneficial
                                 -----------------------     Derivative           Security         Direct (D)           Ownership
                                     Date     Expiration     Security                              or Indirect          (Instr. 5)
                                 Exercisable      Date       (Instr. 4)                            (I) (Instr. 5)
                                                          --------------------
                                                            Title  Amount or
                                                                   Number of
                                                                    Shares
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
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   Convertible Preferred Stock      Anytime        N/A       Common    2,220            $14.64               (2)             (1)
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


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Explanation of Responses:

(1) The Reporting Person is the managing member of Tontine Management, L.L.C. ("TM") a Delaware limited liability company, the general partner of Tontine Partners, L.P., a Delaware limited partnership ("TP"). The Reporting Person is also the managing member of Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), the investment adviser to Tontine Overseas Fund, Ltd., a Cayman Islands corporation ("TOF"). The Reporting Person directly owns 549,000 shares of Common Stock. TP directly owns 200,470 shares of Common Stock. TOF directly owns 43,630 shares of Common Stock.

(2) All of the convertible preferred stock is held directly by TP.

All of the foregoing shares of Common Stock may be deemed to be beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of the Issuer's securities reported herein for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except as to securities representing the Reporting Person's pro rata interest in, and interest in the profits of, TP, TM, TOA and TOF.


                     /s/ Jeffrey L. Gendell, Managing Member           1/04/01
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                        **Signature of Reporting Person               Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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